UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42951

WeShop Holdings Limited

(Exact name of registrant as specified in its charter)

Hawk House

22 The Esplanade

Jersey, JE1 1HH

Channel Islands

+44 (808) 196-8324

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Report on Form 6-K (“this Report”) contains the unaudited condensed consolidated interim financial statements of WeShop Holdings Limited (the “Company”) as of and for the six months ended June 30, 2026, together with the Company’s Operating and Financial Review and Prospects for that period.

The information set out in this Report on Form 6-K (including Exhibit 99.1 and Exhibit 99.2, but excluding Exhibit 101 and any information that is furnished and not filed) is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-291968), and into any prospectus forming a part thereof, and shall be deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by information subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Operating and Financial Review and Prospects for the six months ended June 30, 2026
99.2	Unaudited Condensed Consolidated Interim Financial Statements as of and for the six months ended June 30, 2026
101	Inline XBRL data (the financial statements furnished as Exhibit 99.2, tagged in Inline XBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESHOP HOLDINGS LIMITED

By:	/s/ Maria Weaver
Name:	Maria Weaver
Title:	Chief Executive Officer
Date:	August 24, 2026